UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                             Eagle Financial Corp.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  269 513 107
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 May 16, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].


                            Page 1 of 7 Pages

                             SCHEDULE 13D



CUSIP NO. 269 513 107                                 PAGE  2   OF  7  PAGES




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)
                                                             (B) X

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                               [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  199,994
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-

             9                   SOLE DISPOSITIVE POWER

                                        199,994

             10                  SHARED DISPOSITIVE POWER

                                         -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             199,994

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                      [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.6%

14           TYPE OF REPORTING PERSON

             CO

                             SCHEDULE 13D



CUSIP NO. 269 513 107                             PAGE  3   OF   7  PAGES




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)
                                                             (B) X

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        199,994

             9                   SOLE DISPOSITIVE POWER

                                        -0-

             10                  SHARED DISPOSITIVE POWER

                                        199,994

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             199,994

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                      [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.6%

14           TYPE OF REPORTING PERSON

             IN

                                SCHEDULE 13D



CUSIP NO. 269 513 107                             PAGE   4   OF   7   PAGES




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)
                                                             (B) X

3            SEC USE ONLY

4            SOURCE OF FUNDS

             N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                               [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        199,994

             9                   SOLE DISPOSITIVE POWER

                                        -0-

             10                  SHARED DISPOSITIVE POWER

                                        199,994

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             199,994

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                      [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.6%

14           TYPE OF REPORTING PERSON

             IN

CUSIP NO. 269 513 107                             PAGE   5   OF   7   PAGES


ITEM 1. SECURITY AND ISSUER.

             The undersigned hereby amends the statement on Schedule 13D, dated

May 12, 1994, as amended by Amendment No. 1, dated December 21, 1994, as amended by Amendment No. 2, dated April 12, 1995, as amended by Amendment No.

3, dated October 19, 1995 and as amended by Amendment No. 4, dated April 17,

1996 (the "Statement"), filed by the undersigned relating to the Common Stock,

par value $0.01 per share of Eagle Financial Corp., a Delaware corporation, as set forth below.  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

             The 199,994 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $3,712,879.29.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

             (a) This statement on Schedule 13D relates to 199,994 Shares beneficially owned by the Reporting Persons, which constitute approximately 4.6% of the issued and outstanding Shares.

             (b) The Manager has sole voting and dispositive power with respect to 199,994 Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 199,994 Shares.

             (c) In the past sixty days, the Reporting Persons sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
             ISSUER.

             Item 6 of the Statement is amended by deleting on the fourth line the number "50,000" and replacing it with the number "0".

CUSIP NO. 269 513 107                             PAGE   6   OF   7   PAGES




                                SIGNATURE



             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.





Dated:  May 29, 1996

                                 J.J. CRAMER & CO.

                                 By: /S/JAMES J. CRAMER
                                    ------------------------
                                     Name:  James J. Cramer
                                     Title: President



                                 /S/JAMES J. CRAMER
                                 ------------------------
                                 James J. Cramer



                                 /S/KAREN L. CRAMER
                                 ------------------------
                                 Karen L. Cramer

CUSIP NO. 269 513 107                             PAGE   7   OF   7   PAGES



                                   EXHIBIT B

                             Transactions in Common Stock
                                    of The Company




CRAMER PARTNERS, L.P.


TRADE DATE             NO. OF SHARES           COST (SALES
                      PURCHASED/SOLD         PRICE) PER SHARE

    -0-                     -0-                     -0-




GAM

TRADE DATE      NO. OF SHARES        COST (SALES
                PURCHASED/SOLD       PRICE) PER SHARE           SALE/PURCHASE

  5/9/96               5,000          23.00                           S
  5/16/96              45,000         22.50                           S